Final Form This STATUTORY MERGER AGREEMENT (this “Agreement”), dated as of [●], among Cool Company Ltd., a Bermuda exempted company limited by shares having its registered office at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda (the “Company”) and [●], a [●] having its registered office at [●] (“Merger Sub”). WHEREAS this Agreement is the Statutory Merger Agreement referred to in the Agreement and Plan of Merger between, inter alios, the Company and Merger Sub, dated as of September 28, 2025 (the “Agreement and Plan of Merger”); and WHEREAS, the Company and Merger Sub (together, the “Merging Companies”) intend that, on the terms and subject to the conditions set forth in this Agreement and the Agreement and Plan of Merger, and in accordance with the Bermuda Companies Act, Merger Sub will merge with and into the Company, with the Company surviving such merger (the “Merger”). NOW, THEREFORE, the parties hereto agree as follows: ARTICLE I THE MERGER SECTION 1.01. Definitions. Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in the Agreement and Plan of Merger. SECTION 1.02. Merger. The Merging Companies agree that, on the terms and subject to the conditions set forth in this Agreement and the Agreement and Plan of Merger, and pursuant to and in accordance with Section 104H of Bermuda Companies Act, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”). The name of the Surviving Company shall be Cool Company Ltd. SECTION 1.03. Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Agreement and Plan of Merger and Section 109(2) of the Bermuda Companies Act. The Surviving Company will continue to be a Bermuda exempted company limited by shares under the conditions of this Agreement and the Agreement and Plan of Merger. SECTION 1.04. Merger Effective Time. The Merger shall become effective upon the issuance of the certificate of merger with respect to the Merger (the “Certificate of Merger”) by the Registrar of Companies in Bermuda (the “Registrar”) at the time and date shown on the Certificate of Merger. The Merging Companies agree that they will request that the Registrar provide in the Certificate of Merger that the effective time of the Merger shall be on the Closing Date (such time, the “Effective Time”). SECTION 1.05. Memorandum of Association and Bye-Laws of the Surviving Company. At the Effective Time, the memorandum of association of the Surviving Company shall be in the form of the memorandum of association of Merger Sub immediately prior to the Effective Time, and shall be the memorandum of association of the Surviving Company, until thereafter changed or amended as provided therein or pursuant to applicable law. At the Effective Time, the bye-laws of the Surviving Company shall be in the form of the bye-laws of the Merger Sub immediately prior to the Effective Time, and shall be the bye-laws of the Surviving Company until thereafter changed or amended as provided therein or pursuant to applicable law. SECTION 1.06. Board of Directors and Officers of Surviving Company. The names of the persons proposed to be directors of the Surviving Company are as follows, each to serve until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed and qualified, as the case may be: (a) [●]

2 The address of the directors of the Surviving Company is [●]. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. ARTICLE II EFFECT ON THE SHARE CAPITAL OF THE MERGING PARTIES SECTION 2.01. Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Merger Sub or any holder of any equity thereof: (a) Share Capital of Merger Sub. Each common share, par value $[•] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one duly authorized, validly issued, fully paid common share, par value $[1.00] per share, of the Surviving Company. (b) Cancelation of Treasury Shares and Parent-Owned Shares; Treatment of Shares Held by Company Subsidiaries. Each Common Share that is (i) owned by the Company as treasury shares or owned by any Subsidiary of the Company or (ii) owned by Merger Sub, Bounty Ltd, a Liberian nonresident domestic corporation (“Parent”) or their respective Affiliates issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be canceled automatically and shall cease to exist and be outstanding and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof. (c) Conversion of Common Shares. Subject to Sections 2.01(b) and 2.03, each Common Share that is issued and outstanding immediately prior to the Effective Time, other than any Common Share that is subject to any Company Award, shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash equal to $9.65, or, in the case of holders of Common Shares listed on the Euronext Growth Oslo, the Norwegian kroner equivalent at the USD/NOK Exchange Rate, in each case without interest (the “Merger Consideration”). Subject to Section 2.03, as of the Effective Time, all such Common Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate or Book- Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (less any applicable withholding taxes) pertaining to the Common Shares represented by such Certificate or Book- Entry Share, as applicable, to be paid in consideration therefor, in accordance with the Agreement and Plan of Merger, in each case without interest. SECTION 2.02. Company Awards. (a) At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Common Shares subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option; provided that, if the exercise price per share of such Company Option is equal to or greater than the Merger Consideration, then such Company Option shall automatically be canceled for no consideration at the Effective Time. (b) At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the number of Common Shares subject to such Company RSU Award (including, for the avoidance of doubt, any Common Shares (or portion thereof) that would be issuable in connection with Dividend Equivalents).

3 SECTION 2.03. Shares of Dissenting Holders. At the Effective Time, all Dissenting Shares shall automatically be canceled (but shall not entitle their holders to receive the Merger Consideration) and, without any further action on the part of the Company, Merger Sub or the holder of such Dissenting Share, shall automatically be converted into the right to receive the fair value of such Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) from the Surviving Company by payment to the holder of the Dissenting Shares made within one month after such Appraised Fair Value is finally determined pursuant to such statutory appraisal procedure. ARTICLE III MISCELLANEOUS SECTION 3.01. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF, electronic mail or electronic signature), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. SECTION 3.02. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda and the Merging Companies submit to the exclusive jurisdiction of the courts of Bermuda. SECTION 3.03. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses: If to Merger Sub, to it at: [•] Attention: [•] Email: [•] with copies (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ Attention: James McDonald; Denis Klimentchenko Email: *** If to the Company, to: Cool Company Ltd. 7 Clarges Street, 5th Floor London W1J 8AE Attention: Richard Tyrrell, Chief Executive Officer Email: ***

4 with copies (which shall not constitute notice) to: Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Attention: Robert Katz; Sam Newhouse; Douglas Abernethy Email: *** or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. [Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written. COOL COMPANY LTD. By: Name: Richard Tyrrell Title: Chief Executive Officer

[MERGER SUB] By: Name: Title: